SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of October, 2007

                              RYANAIR HOLDINGS PLC
                 (Translation of registrant's name into English)

                      c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                              County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________







                          RYANAIR MOURNS DR. TONY RYAN

All of Ryanair's 4,800 people wish to extend their sincere and deepest sympathies to the family and many friends of DR TONY RYAN who died this afternoon, after a long illness.

Dr Ryan founded Ryanair 23 years ago. He persevered when all others lost faith. His vision, leadership and ambition inspired Ryanair's growth to become the world's biggest international passenger airline. He was, and will remain, an inspiration to all of us.

It is rare that one man in his own lifetime can transform the lives of millions. Dr Ryan did so by pioneering competition and low fare air travel in Europe. Ryanair is proud to bear his name and his legacy. We will miss him greatly.

Dr Ryan and the Ryan family are in our thoughts and prayers at this time.

Ryanair's Chief Executive, Michael O'Leary said:

    "Tony Ryan was one of the greatest Irishmen of the 20th Century. His many achievements in business, education, sport, the arts and heritage preservation leave an astonishing legacy to an extraordinary man. He was immensely supportive of, and took great pride in his family and their many successes. It was a privilege to work for him and to learn from him. I will miss his guidance, encouragement and friendship. We are all determined that Ryanair will continue to carry his name with pride and distinction".

Ryanair's Chairman, David Bonderman said:

    "It has been a pleasure and a privilege both to know and work with Tony Ryan. He possessed an extraordinary vision. Whether it was airline investments in Asia, vineyards in Europe or bloodstock in the U.S., he brought a tremendous sense of style, charm and good humour to all of his business and personal relationships. Ireland will be a poorer place for the loss of Tony Ryan".

Ends.                                        Wednesday, 3rd October 2007


For reference:

Peter Sherrard - Ryanair                     Tel +353-1-8121228

Pauline McAlester - Murray Consultants       Tel +353-1-4980300







                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date: 03 October 2007

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director